BRYN MAWR BANK CORPORATION

801 Lancaster Avenue

Bryn Mawr, Pennsylvania 19010

November 16, 2011

VIA EDGAR AND EMAIL

Filing Desk

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Bryn Mawr Bank Corporation

(SEC 1933 Act File No. 333-177109)

Acceleration of Effectiveness of Form S-3

Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, the undersigned, President and CEO of Bryn Mawr Bank Corporation (the “Registrant”), hereby requests that the Form S-3 Registration Statement of the Registrant filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2011 (File No. 333- 177109), as amended by that certain Pre-Effective Amendment No. 1 filed with the Commission on October 31, 2011, be declared effective as of 2:00 p.m. (Eastern Standard Time) on November 18, 2011, or as soon thereafter as is practicable.

On behalf of the Company, the undersigned hereby acknowledges the following:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ J. Duncan Smith
J. Duncan Smith, CFO